Exhibit 99.3

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V74054-P32937 ! ! ! For All Withhold All For All Except For Against Abstain ! ! ! To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below. OKEANIS ECO TANKERS CORP. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. Nominees: 1. Election of Directors The Board of Directors recommends you vote FOR the following: The Board of Directors recommends you vote FOR the following proposal: 2. To ratify the appointment of Deloitte Certified Public Accountants S.A. as independent auditors for the year ending December 31, 2025. 3. To transact any other business as may properly come before the meeting or any adjournment or postponement thereof. 01) Ioannis Alafouzos 02) Robert Knapp 03) Daniel Gold 04) Joshua Nemser 05) Charlotte Stratos 06) Francis Dunne 07) Petros Siakotos Konstantinidis 08) Dimitrios Papalexopoulos SCAN TO VIEW MATERIALS & VOTEw OKEANIS ECO TANKERS CORP. C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS P.O. BOX 1342 BRENTWOOD, NY 11717 VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

V74055-P32937 Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. OKEANIS ECO TANKERS CORP. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS WITH RESPECT TO THE ANNUAL MEETING OF SHAREHOLDERS MAY 30, 2025 The shareholder(s) hereby appoint(s) each of Ioannis Alafouzos, Aristidis Alafouzos and Iraklis Sbarounis, or any of them, as proxies of the undersigned, each proxy with the power to appoint his substitute (and with full power of re-substitution), and the undersigned hereby authorizes each proxy individually to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Okeanis Eco Tankers Corp. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 11:00 a.m., local time, on Friday, May 30, 2025, at Ethnarchou Makariou av. and 2 D. Falireos, 18547 Neo Faliro, Piraeus, Greece, and any adjournment or postponement thereof. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S) HEREIN. IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS, AND FOR PROPOSAL 2, AND SHALL BE DEEMED TO AUTHORIZE EACH PROXYHOLDER TO VOTE IN HIS DISCRETION AS TO ALL OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING TO THE EXTENT PERMITTED BY APPLICABLE LAW. Continued and to be signed on reverse side